NEWS RELEASE

TSX Trading Symbol: BZA
US OTC Symbol: ABGFF

Not for distribution to U.S. Newswire Services or for dissemination in the United States.

AMERICAN BONANZA ANNOUNCES $500,000 PRIVATE PLACEMENT AS MILL RELOCATION WORK PROGRESSES

August 12, 2010 - AMERICAN BONANZA GOLD CORP. (TSX: BZA) (“Bonanza”) announces that it has completed a non-brokered private placement of 3,333,717 units (the “Units”) at a price of $0.15 per Unit for gross proceeds of approximately $500,000. Each Unit consists of one common share (a “Common Share”), and one half of one common share purchase warrant (a “Warrant”), with each full Warrant entitling the holder to acquire one common share at a price of $0.23 until August 11, 2012. A 5% finder’s fee is payable in connection with this private placement.

All securities issued in connection with the private placement are subject to a four month hold period expiring December 11, 2010. The proceeds from this financing will be used primarily to fund the final cash payment for the purchase of the milling and flotation/gravity plant (announced in Bonanza’s press release dated May 19, 2010) as part of the ongoing development of the Copperstone gold mine, and for general working capital.

RAM Specialists of Globe, Arizona has been selected to disassemble the mill in Calumet, Michigan and reassemble the mill at Copperstone in Arizona. In preparation for disassembly, RAM has completed clean-up and match marking, with disassembly to commence shortly.

About Bonanza
Bonanza is working to re-activate mining at the preproduction-stage Copperstone Gold Mine in Arizona. Bonanza has approximately 123.1 million shares outstanding, and has no debt. Please visit our website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin
President & Chief Executive Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call:

Jim Bagwell, Corporate Communications
Phone: 1-877-688-7523
Email: info@americanbonanza.com